Financial Performance for the Quarter ended December 31, 2021 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the Quarter $ 2.64 Bn IT services Growth on Constant Currency Basis: QoQ: 3.0% YoY: 28.5% ₹ 203.1 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Operating Margin for the Quarter 17.6 % Operating Profit growth (Wipro Ltd.) QoQ: 1.8% YoY: 5.1% ₹35.5 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Net Income for the Quarter YoY growth Net Income: 0.1% EPS: 4.2% Net income refers to the profit attributable to equity share holders of the company ₹ 29.7 Bn ₹ 5.43 Net Income | INR Earnings Per Share | INR INR Mn INR

Other highlights Customer count in >$100 Mn account moved from 10 to 17, >$75 Mn moved from 24 to 29 and > $50Mn account moved from 38 to 47 YoY in Q3’22 Order book in ACV terms grew 27% on year-to-date basis Closed 11 large deals resulting in a TCV of over $600 million Closed acquisition of Edgile, and Leanswift Solutions during the quarter Net headcount add of 41,363 employees YoY in Q3’22 Operating cash flow to Net income for Q3’22 was at 101.3% Declared an interim dividend of ₹1 ($0.0131) per equity/share ADS Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹74.39, as published by the Federal Reserve Board of Governors on December 31, 2021.

QoQ growth 2.0% to 4.0% We expect the revenue from our IT Services business to be in the range of $2,692 million to $2,745 million* Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.13, AUD/USD at 0.73, USD/INR at 75.73 and CAD/USD at 0.79

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of December 31, 2021 Reconciliation of Free Cash Flow for three months and nine months ended December 31, 2021 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹74.39, as published by the Federal Reserve Board of Governors on December 31, 2021.

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended December 31, 2021 IT Services Revenue as per IFRS $2,639.7 Effect of Foreign currency exchange movement $ 17.2 Non-GAAP Constant Currency IT Services Revenue based on $2,656.9 previous quarter exchange rates Three Months ended December 31, 2021 IT Services Revenue as per IFRS $2,639.7 Effect of Foreign currency exchange movement $ 21.2 Non-GAAP Constant Currency IT Services Revenue based on $2,660.9 exchange rates of comparable period in previous year

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Engineering and R&D and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)